Pricing Supplement No. 8 dated October 31, 2002 (To Prospectus dated April 11, 2001 and Prospectus Supplement dated September 5, 2001)	Filed pursuant to Rule 424(b)(5) (File number 333-57888) AVALONBAY COMMUNITIES, INC.

Medium-Term Notes—Fixed Rate

Principal Amount: $50,000,000 Net Proceeds to Issuer:* $51,467,000 Stated Maturity Date: September 15, 2011 Original Issue Date: November 7, 2002 Interest Payment Dates: March 15 and September 15	Issue Price (Public Offering Price):* 103.534% Agents' Discount Commission: 0.600% Interest Rate: 6.625% CUSIP: 05348E AE9 First Interest Payment Date: March 15, 2003
*
Plus accrued interest from September 15, 2002

Redemption:

  ☐
  The Notes cannot be redeemed prior to the Stated Maturity Date at the option of the issuer.
  ☒
  The Notes may be redeemed prior to the Stated Maturity Date at the option of the issuer.

    Initial Redemption Date: See Additional/Other Terms.

    Initial Redemption Percentage/Redemption Price: See Additional/Other Terms.

    Annual Redemption Percentage Reduction: N/A

Optional Repayment:

  ☒
  The Notes cannot be required to be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.
  ☐
  The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.

    Optional Repayment Dates:

    Repayment Price:            %

Currency:

    Specified Currency: U.S. Dollars
    (If other than U.S. Dollars, see attached)

    Minimum Denominations:
    (Applicable only if Specified Currency is other than U.S. Dollars)

Original Issue Discount ("OID"):        ☐ Yes        ☒ No

    Total Amount of OID:

    Yield to Maturity:

    Initial Accrual Period:

Form:    ☒ Book-Entry        ☐ Certificated

Agent:	☒	Lehman Brothers Inc.	☐	Banc of America Securities LLC
	☐	Fleet Securities, Inc.	☒	J.P. Morgan Securities Inc.
	☐	PNC Capital Markets, Inc.	☐	Salomon Smith Barney Inc.
	☐	Wachovia Securities, Inc.	☐	Other (names):

Agent acting in the capacity as indicated below:

  ☐
  Agent        ☒ Principal

If as Principal:

  ☐
  The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
  ☒
  The Notes are being offered at a fixed initial public offering price of 103.534% of principal amount.

If as Agent:

    The Notes are being offered at a fixed initial public offering price of    % of Principal Amount.

Exchange Rate Agent: N/A

Recent Developments:

        On October 22, 2002, AvalonBay Communities, Inc. reported its results for the third quarter of 2002.

        Earnings per share for the quarter ended September 30, 2002 was $0.35 (diluted), compared to $1.14 (diluted) for the comparable period of 2001, a per share decrease of 69.3%. For the nine month period ended September 30, 2002, earnings per share was $1.32 (diluted), compared to $2.32 (diluted) for the comparable period of 2001, a per share decrease of 43.1%. These decreases are primarily attributable to the absence of gains on sale of communities in 2002 coupled with decreased net operating income from the overall portfolio.

        Net operating income from the entire portfolio for the quarter ended September 30, 2002 decreased by $7,074,000, or 6.2%, to $106,433,000 compared to the comparable period of 2001. Net operating income for the nine months ended September 30, 2002 decreased by 3.5% to $328,812,000 from $340,615,000 for the comparable period in 2001. Net operating income represents revenue less direct property operating expenses (including property taxes), and excludes interest expense, general and administrative corporate overhead expense and depreciation expense.

        Included in earnings per share and net operating income for the nine month period ending September 30, 2002 is the recognition of $5,800,000 of business interruption insurance related to a fire that occurred at the Avalon at Edgewater community.

Operating Results for the Quarter Ended September 30, 2002 Compared to the Prior Year Period

        Total revenue decreased by $861,000, or 0.5%, to $160,358,000.

        For AvalonBay's Established Communities, rental revenue decreased 7.8%, comprised of a rental rate decline of 6.3% and a decrease in economic occupancy of 1.5%. Total revenue decreased $9,859,000 to $117,202,000 and operating expenses increased $1,570,000, or 4.4%. Accordingly, net operating income decreased by $11,429,000 or 12.5%.

        Established Communities (also known as "Same Store Communities") are communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had stabilized occupancy and costs as of the beginning of the prior year. AvalonBay determines which of its communities fall into the Established Communities category annually on January 1st of each year and maintains that classification throughout the year. For the year 2002, the Established Communities are communities that had stabilized occupancy and costs as of January 1, 2001. AvalonBay considers a community to have stabilized occupancy at the earlier of (a) attainment of 95% occupancy or (b) the one year anniversary of completion of development or redevelopment.

        By measuring vacant apartments at their market rents, economic occupancy takes into account the fact that apartment homes of different sizes and locations within a community have different economic impacts on a community's gross revenue. Economic occupancy is defined as total possible revenue less vacancy loss as a percentage of total possible revenue. Total possible revenue is determined by valuing occupied units at contract rates and vacant units at market rents. Vacancy loss is determined by valuing vacant units at current market rents. Concessions are considered in calculating average rental rates although they are not taken into account in the contract rates used to determine economic occupancy.

Operating Results for the Nine Months Ended September 30, 2002 Compared to the Prior Year Period

        Total revenue increased by $2,222,000, or 0.5%, to $477,619,000.

        For our Established Communities, rental revenue decreased 6.0%, comprised of a rental rate decline of 3.2% and a decrease in economic occupancy of 2.8%. Total revenue at these communities decreased $22,833,000 to $357,433,000 and operating expenses increased $2,981,000, or 2.9%. Accordingly, net operating income decreased by $25,813,000, or 9.3%. Economic occupancy during the third quarter 2002 was 93.9%, declining 1.5% over the same quarter last year. Economic occupancy increased 0.3% from the second quarter 2002.

Factors Contributing to Third Quarter Results

        The results for the third quarter of 2002 as summarized above are largely attributable to continuing difficult economic conditions nationally and, in particular, in AvalonBay's markets. These conditions have resulted in a decline in jobs in AvalonBay's markets which has negatively impacted demand. Demand has also been negatively impacted by strong single-family home sales due primarily to historically low interest rates.

Development and Redevelopment Activity

        During the third quarter, AvalonBay commenced construction on two development communities, Avalon at Steven's Pond (located in the greater Boston area) and Avalon at Glen Cove South (located in Long Island, New York). When completed, these communities are expected to contain a total of 582 apartment homes for a projected total investment of $117,400,000.

        During the third quarter, AvalonBay completed the construction of Avalon at Arlington Square II, the second phase of a two-phase community located in Arlington, Virginia. Arlington Square II is a garden-style community containing 332 apartment homes and was completed for a total construction cost of $42,600,000.

Stock Repurchases

        In July 2002, AvalonBay announced that its Board of Directors authorized a common stock repurchase program. Under this program, AvalonBay may acquire shares of its common stock in open market or negotiated transactions up to an aggregate purchase price of $100,000,000. Through October 29, 2002, AvalonBay had repurchased 857,900 shares of common stock at various prices and had approximately $66,700,000 remaining in the program.

Offering of Medium-Term Notes

        On October 29, 2002, AvalonBay announced that it priced an offering of $250,000,000 aggregate principal amount of medium-term notes. Interest on those notes is payable semi-annually on May 1 and November 1, and the notes will mature on November 1, 2012. Those notes will be issued at 99.434% of par value with a coupon of 6.125%. Settlement is scheduled for November 5, 2002.

Environmental Matters

        The following discussion is intended to supplement, but not replace, the information contained in the section entitled "Risk Factors—We may incur costs due to environmental contamination" beginning on page 4 of the accompanying prospectus dated April 11, 2001.

        All of AvalonBay's stabilized operating communities, and all of the communities that AvalonBay is currently developing or redeveloping, have been subjected to at least a Phase I or similar environmental assessment, which generally does not involve invasive techniques such as soil or groundwater sampling. These assessments, together with subsurface assessments conducted on some properties, which in some instances revealed subsurface contamination, have not revealed any environmental conditions that AvalonBay believes will have a material adverse effect on its business, assets, financial condition or results of operation. AvalonBay is not aware of any other environmental conditions which would have such a material adverse effect.

        AvalonBay is, however, aware that the migration of contamination from an upgradient landowner near a community owned by AvalonBay (Avalon at Silicon Valley, formerly known as Toscana) has affected the groundwater there. The upgradient landowner is undertaking remedial response actions and has installed a groundwater treatment system. AvalonBay expects that the upgradient landowner will take all necessary remediation actions and ensure the ongoing operation and maintenance of the groundwater treatment system. The upgradient landowner has also provided an indemnity that runs to current and future owners of the property and upon which AvalonBay may be able to rely if environmental liability arises from the groundwater contamination.

        In addition, AvalonBay is aware of groundwater contamination at its Avalon New Canaan community, resulting from operations of the former owner of the property. The former owner, the Town of New Canaan, is undertaking remedial response actions at the property, and AvalonBay expects that it will take all necessary actions to remediate the property. The Town of New Canaan has also provided to AvalonBay an indemnity upon which it may be able to rely if environmental liability arises from the groundwater contamination.

        AvalonBay is also aware that certain communities have lead paint, and it is undertaking appropriate management activity.

        Finally, excessive moisture in buildings or on building materials can cause mold growth, which some believe may cause a variety of health effects and symptoms. While AvalonBay is aware of the presence of mold at certain communities, it has established and implemented procedures for the prompt remediation of all mold from apartment homes regardless of whether the presence of the mold could present a health risk. AvalonBay is not aware of any material mold problems that present a health risk at any of its communities. However, there can be no assurance that such mold-related problems will not arise. Costs to AvalonBay resulting from mold growth could include repair of property damage, clean-up costs and liability to third parties, and there can be no assurance that AvalonBay's insurance policies will provide coverage for such costs.

Use of Proceeds:

        AvalonBay will use the net proceeds, after estimated issuance costs of approximately $25,000, from the sale of the Notes to reduce indebtedness outstanding under AvalonBay's unsecured revolving credit facility and for general corporate purposes. Borrowings under AvalonBay's unsecured revolving credit facility were used to fund the acquisition, development and redevelopment of apartment communities and for general working capital purposes.

        As of October 29, 2002, AvalonBay had borrowings of $379,000,000 outstanding under its $500,000,000 unsecured revolving credit facility. Under the unsecured revolving credit facility, AvalonBay can borrow in multiple 30-, 60-, 90-day tranches with interest rates based on the 30-, 60- or

90-day LIBOR rate, respectively, plus 60 basis points (0.60%). AvalonBay may, at its option, roll over each tranche at the then-current interest rate, assuming AvalonBay is then in compliance with financial and other covenants. At October 29, 2002, the outstanding tranches had a weighted average interest rate of 2.424% per annum. At present, the weighted average maturity date of the outstanding tranches is November 20, 2002, but the maturity of all tranches may be extended, by subsequent rollovers of each tranche, until on or about May 2005, which is the final maturity date of the credit facility if AvalonBay exercises an option to extend the unsecured revolving credit facility by one year beyond its scheduled maturity of May 2004. AvalonBay's right to extend the credit facility by one year is subject to compliance with financial and other customary covenants contained in the unsecured revolving credit facility. Available amounts under the credit facility may also be used to provide letters of credit. At present, approximately $82,000,000 of letters of credit are outstanding, but this amount is expected to decrease in mid-November 2002 to approximately $22,000,000 upon the expected release of approximately $60,000,000 of letters of credit.

Plan of Distribution:

        Each of the agents has severally agreed to purchase from AvalonBay, and AvalonBay has agreed to sell to the Agents, the principal amount of Notes set forth opposite the Agent's name below:

Agent	Principal Amount of Notes
Lehman Brothers Inc.	$25,000,000
J.P. Morgan Securities Inc.	25,000,000

$50,000,000

        Each of the Agents will receive a discount commission of 0.600%. The Agents propose to offer the Notes initially at the public offering price set forth above and to certain dealers at that price less a concession not in excess of 0.400% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.200% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the Agents may vary the public offering price and other selling terms from time to time.

        It is expected that delivery of the Notes will be made against payment therefor on or about November 7, 2002, the fifth business day following the date hereof. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before final settlement will be required, by virtue of the fact that the Notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

        As described in the accompanying Prospectus Supplement dated September 5, 2001, the agents and their affiliates in the ordinary course of their respective businesses have engaged in, and may in the future engage in, investment and/or commercial banking transactions with AvalonBay and its affiliates. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., one of the agents, is a co-agent and a lender under AvalonBay's unsecured revolving credit facility. In addition, Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., one of the agents, is a lender under AvalonBay's unsecured revolving credit facility. To the extent that AvalonBay reduces indebtedness outstanding under the unsecured revolving credit facility, these lenders will receive their proportionate shares of any amounts repaid from the proceeds of the sale of the Notes.

        This offering complies with Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc., which regulates some aspects of offerings in which more than 10% of the net offering proceeds might be paid to affiliates of the agents.

        For additional information concerning the offering and sale of the Notes, see "Supplemental Plan of Distribution" in the accompanying Prospectus Supplement dated September 5, 2001 and "How We Plan to Sell the Securities" in the accompanying Prospectus dated April 11, 2001.

Additional/Other Terms:

Other Terms:

        Reopening of Issue.    The Notes offered by this pricing supplement are intended to be fully fungible with and will be consolidated and form a single issue for all purposes with AvalonBay's issue of $300,000,000 aggregate principal amount of 6.625% notes due September 15, 2011, described in AvalonBay's pricing supplement number 5 dated September 5, 2001 (bringing the aggregate principal amount outstanding of the 6.625% notes due September 15, 2011 to $350,000,000).

        We may, from time to time and without the consent of the noteholders, reopen an issue of notes and issue additional notes having the same terms and conditions (including maturity, interest payment terms and CUSIP number) as notes issued on an earlier date, except for the issue date, issue price and, if applicable, the first payment of interest. After such additional notes are issued, they will be fungible with the notes issued on such earlier date.

        Optional Redemption.    The Notes may be redeemed at any time at the option of AvalonBay, in whole or in part, upon notice of not more than 60 and not less than 30 days prior to the Redemption Date, at a Redemption Price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to such Note.

        Acceleration of Maturity; Make-Whole Amount.    If an Event of Default with respect to the Notes that are then outstanding occurs and is continuing, and pursuant to Section 2.7 of the Amended and Restated Third Supplemental Indenture dated as of July 10, 2000 (the "Third Supplemental Indenture") the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Notes of this series shall have declared the principal amount (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms hereof) of all the Notes of this series to be due and payable immediately, by a notice in writing to AvalonBay (and to the Trustee if given by the Holders), then upon any such declaration such principal, or specified portion thereof, plus accrued interest to the date the Notes of this series are paid, plus the Make-Whole Amount on the Notes shall become immediately due and payable. With respect to the Notes of this series, if an Event of Default set forth in Section 501(6) of the Indenture, dated as of January 16, 1998, between AvalonBay and the Trustee (the "Indenture") occurs and is continuing, such that pursuant to Section 2.7 of the Third Supplemental Indenture all the Notes of this series are immediately due and payable, without notice to AvalonBay, at the principal amount thereof (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms of the Notes) plus accrued interest to the date the Notes are paid, then the Make-Whole Amount on the Notes shall also be immediately due and payable.

        Definitions.    Terms used but not defined herein shall have the meanings set forth in the Indenture and the Third Supplemental Indenture. The following terms shall have the following meanings:

        "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the

Reinvestment Rate (determined on the third Business Day preceding the date such notice of Redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

        "Reinvestment Rate" means 0.25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by AvalonBay.